Alamos Gold Inc.
T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I
June 24, 2015
To:    The Securities Commissions of all of the Provinces and Territories of Canada
Report of Voting Results
In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the special meeting of shareholders of Alamos Gold Inc. (the “Company”) held on June 24, 2015 in Toronto, Ontario
Total Shares Voted:    98,892,181
Total Shares Issued and Outstanding:    127,357,486
Total Percentage of Shares Voted:    77.65%

1.	Application for Continuance to Ontario - FOR: 99.26%
According to proxies received and vote by ballot the application for continuance of Alamos under the Business Corporations Act (Ontario) (the “OBCA”), in accordance with section 308 of the Business Corporations Act (British Columbia) and section 180 of the OBCA was approved.

Motion	Vote For	%	Vote Against	%
Continuance Resolution	98,163,110	99.26	729,071	0.74

2.	Arrangement Agreement - FOR 90.56%
According to proxies received and vote by ballot the arrangement agreement dated as of April 12, 2015, between AuRico and Alamos and the arrangement involving AuRico and Alamos (“Arrangement”) under section 182 of the OBCA was approved.

Motion	Vote For	%	Vote Against	%
Arrangement Resolution	89,555,656	90.56	9,336,525	9.44

Shareholders, after excluding certain related parties of the Company who may receive a “collateral benefit” pursuant to the arrangement, as such term is defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions:

Motion	Vote For	%	Vote Against	%
Arrangement Resolution	88,923,004	90.50	9,336,525	9.50

3.	Alamos AuRico Metals Inc. Incentive Plan - FOR 86.39%
According to proxies received and vote by ballot the long term incentive plan for AuRico Metals Inc. was approved

Motion	Vote For	%	Vote Against	%
Alamos AuRico Metals Incentive Plan	85,434,789	86.39	13,457,392	13.61

Alamos Gold Inc.
130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5
Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801
www.alamosgold.com